SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: JPMorgan Credit Markets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

277 Park Avenue

New York, New York 10172

Telephone Number (including area code): (800) 480-4111

Name and address of agent for service of process:

Glenn Hill

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York 10172

With copies of Notices and Communications to:

Rajib Chanda

Ryan P. Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 14th day of February 2025.

JPMORGAN CREDIT MARKETS FUND

By:	/s/ Glenn Hill
Name:	Glenn Hill
Title:	Trustee

Attest:
Name:
Title: